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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of:  March, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.
                        7220 Frederick-Banting, Suite 100
                              Saint-Laurent, Quebec
                                     H4S 2A1

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                             Yes [ ]      No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                             Yes [ ]      No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                             Yes [ ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      NEUROCHEM INC.
     March 30, 2004


                                    By:               /s/David Skinner
                                         ---------------------------------------
                                                        David Skinner
                                                  Director, Legal Affairs,
                                         General Counsel and Corporate Secretary
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                                            NEUROCHEM INC.
                                            1375 Trans-Canada Highway, suite 530
[LOGO (NEUROCHEM)]                          Dorval (Quebec) H9P 2W8
________________________________________________________________________________


                             NEUROCHEM TO PRESENT AT
           11TH ANNIVERSARY OF FUTURE LEADERS IN THE BIOTECH INDUSTRY

MONTREAL, CANADA, MARCH 30, 2004 - Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) announced today that it will present at the 11th Anniversary of Future Leaders in the Biotech Industry organized by Thomson Financial and BioCentury to be held on Thursday, April 1, 2004, at the Millennium Broadway Hotel & Conference Center in New York City. Dr. Lise Hebert, Vice President Corporate Communications, will make the presentation at 3:20 P.M. The corporate presentation will be available on the Company's website at http://www.neurochem.com/Investor.htm#Presentation.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), designated an orphan and Fast Track Product candidate, is in a Phase II/III clinical trial for AA amyloidosis. Alzhemed(TM) and Cerebril(TM) have completed a Phase II clinical trial for Alzheimer's Disease and for the prevention of hemorrhagic stroke caused by cerebral amyloid angiopathy respectively. For additional information on Neurochem, please visit our website at: www.neurochem.com.

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation as well as other risks included in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.


FOR FURTHER INFORMATION, PLEASE CONTACT:
Lise Hebert, Ph.D.
Vice President, Corporate Communications                     Tel: (514) 337-4646
lhebert@neurochem.com                                        Fax: (514) 684-7972